October 4, 2006
Via EDGAR and Courier
Daniel Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Interchange Corporation Form 10-KSB for the year ended December 31, 2005; Commission File Number: 000-50989
Dear Mr. Gordon:
We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated September 20, 2006 (the “Comment Letter”), to the above referenced Form 10-KSB of Interchange Corporation (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).
For your convenience, we are sending you a copy of this letter.
The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.
Form 10-KSB for the year ended December 31, 2005
Note 1 — Nature of Operations and Summary of Significant Accounting Policies
Goodwill, page F-9
1.	In future filings please expand your disclosure to explain how you perform your impairment test for goodwill and indefinite lived intangible assets. Please include your proposed disclosure in your response.
Response: Our revised disclosure is as follows (revised portion is underlined):

Goodwill representing the excess of the purchase price over the fair value of the net tangible and intangible assets arising from acquisitions and purchased domain name are recorded at cost. Intangible assets, such as goodwill and domain name, which are determined to have an indefinite life, are not amortized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company performs annual impairment reviews during the fourth fiscal quarter of each year, or earlier if indicators of potential impairment exist. For goodwill, the Company engages an independent appraiser to assist management in the determination of the fair value of its reporting unit and compares the resulting fair value to the carrying value of the reporting unit to determine if there is goodwill impairment. For other intangible assets with indefinite lives, the Company compares future undiscounted cash flow forecasts prepared by management to the carrying value of the intangible asset to determine if there is an impairment. The Company performed its annual impairment analysis in December 2005 and determined that no impairment existed. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.
2.	We have read your response to comment 3; however, we continue to question the level at which you perform your goodwill impairment. Based on your disclosure on page F-23, you have two operating segments: United States and Europe. While paragraph 17 of SFAS 131 allows you to aggregate operating segments that have similar economic characteristics into one reportable segment for segment disclosure purposes, paragraph 30 of SFAS 142 requires that the goodwill impairment test be performed at the reporting unit level, which is at the operating segment level or one level below. Since you have two operating segments, your goodwill impairment test should be performed at the operating segment level. For further guidance, please see Topic D-101. We have the following additional comments regarding this issue:
•	In your response you provided an analysis of the aggregation criteria for your two operating segments; United States and Europe. Please further tell us the expected long-term operating margins for these two operating segments.

•	We re-issue our previous comment in part. It appears that you have assigned all of the goodwill from the Inspire Infrastructure 2i AB acquisition to your United States operating segment; however, Inspire powers directory search service in Europe and you disclose in your press release on February 9, 2005 that you believe that this business combination will allow you to expand your search and advertising platform to European markets. Since it appears that your European operating segment will benefit from the synergies of the business combination, please explain why no goodwill was assigned to the European operating segment. For reference, please see paragraph 34 of SFAS 142.

•	Please tell us if any goodwill impairment existed as of December 31, 2005 when the impairment analysis is performed at the appropriate level.

Response: As we indicated in our previous response to comment 3, the only reason we reported revenue and operating income for the United States and Europe in Footnote number 13, Operating segment information, on page F-23 was to satisfy the reporting obligation of Paragraph 38 of SFAS 131. Paragraph 38 requires us to report revenue and certain long-lived assets by geographic information. As such, we provided revenue, operating income and total assets by geographic region to satisfy this requirement and provide our stockholders additional information. In future filings we will more clearly disclose that we operate in one operating segment and that information provided is to satisfy geographic reporting requirements.
We operate in one reporting segment: paid-search. Paragraph 10 of SFAS 131 outlines the definition of an operating segment. An operating segment is a component of an enterprise:
a)	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b)	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c)	For which discrete financial information is available.
We have one chief operating decision maker. There are no segment managers that review the United States and European financial results as defined in paragraph 14 of SFAS 131. Since the percentage of revenue from our European customers is only 2.6% of our total revenue (for the year ended December 31, 2005), our chief operating decision maker only reviews our total enterprise operating results and does not review the operating results separately to make decisions about resources to be allocated. Since we do not have any components of our enterprise that meet the criteria in “b,” we only have one segment: paid-search.
Paragraph 30 of SFAS 142 defines a reporting unit level for which goodwill impairment testing should be performed and Topic D-101 provides clarification of the reporting unit guidance in paragraph 30 of SFAS 142. Paragraph 30 of SFAS 142 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component) and references paragraph 10 of SFAS 131 for the purposes of determining an operating segment. As outlined above, we have one operating segment: paid-search.
Paragraph 30 of SFAS 142 also states that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Topic D-101 provides additional information for examining the characteristics identified in paragraph 30 of SFAS 142 that must be present for a component to be a reporting unit.
     1. The Component Constitutes a Business
Our European operation was a stand-alone business before we acquired them in February 2005. However, as we stated in our February 9, 2005 press release, we have integrated the acquired technologies with our existing search and advertising platform to allow us to offer our services in the United States and Europe. As a result of this combination, our European component is a market channel and part of a business as opposed to a business itself.
     2. Discrete Financial Information
Since we are required to maintain statutory accounting records for our European subsidiaries, discrete financial information does exist, although it is not complete since we do not transfer overhead costs from the United States accounting records to the European accounting records.
     3. Reviewed by Segment Management
As stated previously, we have one chief operating decision maker. There are no segment managers that separately review the United States and European financial results. Since the percentage of revenue from our European customers is only 2.6% of our total revenue (for the year ended December 31, 2005), our chief operating decision maker only reviews our total enterprise operating results.
     4. Similar Economic Characteristics
Components with similar economic characteristics can be combined. In determining whether the components of an operating segment have similar economic characteristics, footnote 20 to paragraph 30 of SFAS 142 states that the guidance in paragraph 17 of SFAS 131 should be considered. As we stated in our previous response to comment 3, the characteristics and how they apply to the Company are:
a.	The nature of the products and services:

Internet Search technology

b.	The nature of the production processes:

Research and development (software)

c.	The type or class of customer for their products and services:

Regional media, destination website and search engines

d.	The methods used to distribute their products or provide their services:

XML Internet delivery (response to search requests)

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities:

The Company’s business is not regulated.
In addition Topic D-101 states that additional factors should be considered in addition to paragraph 17. Particularly, whether the components support and benefit from the common research and development projects. This is certainly the case as we have integrated the technologies into one platform and we offer the same services to all our customers across all geographic areas.
Since we do not have any components that are reviewed by segment management and our European and United States components have similar economic characteristics, we have one reporting unit for the purposes of our goodwill impairment analysis.
To respond to your additional comments:
1.	As discussed above, we operate in one segment — paid search. We expect our long-term operating margin for this segment to be between 20% and 30%. Since we offer the same products and services to our customers in the United States and Europe, we expect our operating margins to be similar from revenues generated from each.

2.	We disclosed in our press release on February 9, 2005, that we plan “to integrate Inspire’s leading search technologies, products and services with Interchange’s portfolio of local-search and advertising solutions powered by the company’s proprietary Keyword DNA™ technology. Interchange believes that this combination will allow the company to offer a world-class search and advertising platform supported by the latest Internet and wireless local-search technologies in both the United States and European markets.” The “combination” relates to the integration of our technologies enabling us to offer one comprehensive product to both markets, not the business combination.

No goodwill was assigned to our European component since it does not meet the criteria of an operating segment in accordance with paragraph 10 of SFAS 131 as outlined above, and does not meet the criteria of a reporting unit in accordance with paragraph 30 of SFAS 142 and Topic D101 as outlined above. All goodwill was assigned to our one reporting unit in accordance with paragraph 34 of SFAS 142.

3.	We engaged a third party independent appraiser to assist management in the determination of the fair value of our reporting unit for goodwill impairment testing as part of compliance with SFAS 142. The appraisal compared the fair value of our reporting unit to the carrying value of the reporting unit and we determined that there was no impairment. As outlined above, we have one reporting unit. We believe that our impairment analysis was performed at the appropriate level and as a result, no goodwill impairment existed as of December 31, 2005.
Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.

Respectfully submitted,
/s/ Douglas S. Norman
Douglas S. Norman
Chief Financial Officer

cc:	Jessica Barberich, Division of Corporation Finance